Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

April 17, 2014	NR 9 - 2014

Avrupa completes present phase of drilling at Sesmarias, Portugal

Avrupa Minerals Ltd. (AVU:TSXV)  is pleased to announce the completion of the Phase 4 drilling program on the Alvalade Joint Venture project in the Iberian Pyrite Belt of Portugal.  The Alvalade project is operated by Avrupa and funded by a wholly-owned subsidiary of Antofagasta plc (“Antofagasta”).  As previously reported, Antofagasta has earned-in to 51% of the project with total funding of US$4.3 million.

The final six holes of Phase 4 consisted of 1,531.3 meters of drilling to depths between 160.2 meters and 334.1 meters. We collared the holes in the general area of the recently-announced Sesmarias massive sulfide drill intersection.  With our upgraded and developing geological model of the Pyrite Belt, and with the advantage that we have intersected massive mineralization at Sesmarias, we designed the follow-up drilling program to test the immediate area of the discovery, as well as to initiate testing the idea that Sesmarias is a large-scale system, covering a much wider area.  We are currently performing orientation-style ground geophysical surveys, and Company geologists are logging and sampling the new drill core.  Avrupa will announce results in the next few weeks.

Avrupa and Antofagasta are holding joint venture team meetings over the next few weeks to compile and assess all results and plan for the next phase of the project.  We expect to be able to comment on the details of the summer exploration plans after completion of the joint venture meetings, and at the same time announce the drill results.

Antofagasta plc is listed on the London Stock Exchange, is a constituent of the FTSE-100 Index, and has significant mining interests in Chile.  Antofagasta plc operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2013 was 721,200 tonnes of copper, 9,000 tonnes of molybdenum, and 293,800 ounces of gold.  Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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